Exhibit 99.1

NiCE and RingCentral Extend Partnership to Accelerate AI-Driven Customer and
Employee Experiences

Building on a decade of collaboration, the renewed partnership strengthens integrated AI-powered UCaaS and
CCaaS solutions to transform customer engagement

Hoboken, N.J., August 5, 2025 – NiCE (Nasdaq: NICE) today announced a renewed collaboration with RingCentral, Inc. (NYSE: RNG), a global leader in AI-powered business communications, through a multi-year extension of their long-term agreement to market and sell RingCentral Contact Center™, a proven, global solution for enterprise-grade customer engagement, powered by NiCE CXone Mpower.

The extension builds upon the partnership NiCE and RingCentral have cultivated since 2015, and re-energizes the partnership in go-to-market, sales, onboarding, and post sales engagement. The extended partnership helps businesses transform and deliver AI-powered customer experiences.

RingCentral is a recognized leader in cloud business communications, and named a Leader in the Gartner® Magic Quadrant for Unified Communications as a Service (UCaaS) report for 10 consecutive years. In addition, NiCE is a recognized industry leader in cloud contact center and CX, and named a Leader* in the Gartner® Magic QuadrantTM for Contact Center as a Service (CCaaS)** report for 10 consecutive years.

Together, the two companies have a successful track record of offering a deeply integrated UCaaS and CCaaS solution.

“We’re thrilled to extend our partnership with NiCE and double down on continuing to offer NiCE’s renowned industry-leading CX platform powered by AI to RingCentral’s enterprise customers,” said Vlad Shmunis, Founder, Chairman and CEO of RingCentral. “Our customers greatly benefit from the integration of two recognized industry leaders that no other vendors are able to deliver. This partnership extension marks an important next chapter, and we look forward to working with the NiCE team offering our AI-powered integrated solution streamlining customer interactions and boosting overall efficiency.”

“RingCentral is a recognized leader in cloud business communications, and we’re excited to work together to take our partnership with RingCentral to the next level – one defined by the seamless convergence of AI powered customer and employee experiences,” said Scott Russell, CEO of NiCE. “The path ahead is about working together collaboratively to unlock more opportunities — and meet businesses wherever they are in their AI journey to modernize how they connect, collaborate, and serve their customers.”

 A key component of the extended partnership will be focused on re-energizing the channel partner ecosystem, where RingCentral Contact Center powered by NiCE CXone Mpower has long been recognized and sold successfully as a leading integrated solution.

According to Joe Rittenhouse, Co-CEO of Converged Technology Professionals, Inc., “The NiCE and RingCentral partnership extension is a significant win-win. We’re great supporters of this partnership and have successfully sold and deployed many large enterprise deals based on their integrated UCaaS and CCaaS solutions. We look forward to the next steps and their focus on working together with us to make our clients super successful.”

“The past 10 years of the NiCE and RingCentral partnership has been an interesting journey, and one that has seen notable success. Few other vendors in the UCaaS and CCaaS market have been able to integrate that deeply and reach a level of success seen by this partnership, so I look forward to seeing what’s next and how NiCE and RingCentral will help customers in their AI powered EX and CX journeys,” said Zeus Kerravala, Founder and Principal Analyst of ZK Research.

For more information on RingCentral Contact Center, please visit: https://www.ringcentral.com/contact-center.html

*NiCE recognized as inContact in 2015 and 2016, recognized as NiCE inContact in 2017, 2018, 2019 and 2020 and recognized as NiCE CXone in 2021.

**Recognized in the Magic Quadrant for Contact Center as a Service, North America from 2015 to 2019.

Gartner, Magic Quadrant for Contact Center as a Service, By Drew Kraus, Pri Rathnayake, Megan Fernandez, Pankil Sheth, Jason Bridge, 28 October 2024.

Gartner, Critical Capabilities for Unified Communications as a Service, By Rafael Benitez, Megan Fernandez, Christopher Trueman, Pankil Sheth, 14 October 2024.

Gartner does not endorse any vendor, product or service depicted in its research publications and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s Research & Advisory organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, Magic Quadrant is a registered trademark of Gartner, Inc. and/or its affiliates and is used herein with permission. All rights reserved.

About RingCentral
RingCentral is a global leader in AI-powered business communications, contact center, conversational intelligence, video and hybrid event solutions. RingCentral empowers businesses with conversation intelligence and unlocks rich customer and employee interactions to provide insights and improved business outcomes. With decades of expertise in reliable and secure cloud communications, RingCentral has earned the trust of hundreds of thousands of customers and millions of users worldwide. Visit ringcentral.com to learn more.

© 2025 RingCentral, Inc. All rights reserved. RingCentral, RingCentral Contact Center, and the RingCentral logo are trademarks of RingCentral, Inc.

RingCentral
Mariana Leventis
650-562-6545
mariana.leventis@ringcentral.com

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.